

Mail Stop 3561

December 19, 2007

David P. Yeager
Vice Chairman and Chief Executive Officer
Hub Group, Inc.
3050 Highland Parkway, Suite 100
Downers Grove, Illinois 60515

> **Re:** **Hub Group, Inc.**
> **File Number: 000-27754**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **and Schedule 14A filed March 26, 2007**

Dear Mr. Yeager:

We have conducted a targeted review of the above referenced filings for the legal issues noted below. We ask you to revise future filings in response to some of these comments. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. We also ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Item 11. Executive Compensation, page 53 of Form 10-K
Compensation of Directors and Officers, page 8 of Schedule 14A

2006 Executive Compensation Components, page 10

1. We note your disclosure regarding base salary, annual incentives, and long-term incentives. For example, we note that you use pre-determined personal goals for some executive officers in determining their annual cash incentives. We also note your use of performance targets in determining long-term equity incentives. In future filings, please include qualitative and quantitative disclosure regarding the

determination of targets and the targets actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(b) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Stickel at 202-551-3324 or me at 202-551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director